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ANNUAL AUD... ...ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIGHTPATH CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 E. Southlake Blvd., Suite 100
(No. and Street)

Southlake,	TX	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louie Ucciferri 214-734-2957

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DYLANFLOYD ACCOUNTING AND SOLUTIONS
(Name – *if individual, state last, first, middle name*)

20909 JUDAH LANE	NEWHALL	CA	91321
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luigi Ucciferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIGHTPATH CAPITAL, INC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

KAYLA MICHELLE BARBER
Notary Public, State of Texas
Comm. Expires 02-27-2024
Notary ID 132378540

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

The accompanying notes are an integral part of these financial statements.

CPA

DylanFloyd Accounting & Consulting

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Lightpath Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lightpath Capital Inc. as of December 31, 2020, the related statements of income, changes in shareholders' equity, and cash flows for the 2020 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lightpath Capital Inc. as of December 31, 2020 and the results of its operations and its cash flows for the 2020 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lightpath Capital Inc. management. Our responsibility is to express an opinion on Lightpath Capital Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lightpath Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of Net Capital Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Lightpath Capital Inc. financial statements. The supplemental information is the responsibility of Lightpath Capital Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting

We have served as the Company's auditor since 2019.

Newhall, California
February 26, 2021

LIGHTPATH CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash		$ 75,454
Commission receivable		30,548
Total assets		$ 106,002

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 67,979
Total liabilities		67,979
Stockholder's' equity:		
Capital stock, no par value, 10,000 shares authorized, 100 shares issued and outstanding	34,000	
Retained earnings	4,023	
Total stockholder's equity		38,023
Total liabilities and stockholder's equity		$ 106,002

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenues :		
Commissions		$ 5,941,486
Fee based income		162,000
Other income		16,210
Total revenues		6,119,696
Operating expenses:		
Commission expense	$ 4,859,644	
Occupancy	7,936	
Payroll expenses	637,116	
Professional fees	130,113	
Regulatory fees, other taxes, and licenses	37,708	
Other expenses	72,201	
Total expenses		5,744,718
Income before income taxes		374,978
Income taxes		5,011
Net income		$ 369,967

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at beginning of year	$ 34,000	-	39,045	73,045
Distributions	-	-	(410,000)	(410,000)
Net income for the year	-	-	374,978	374,978
Balance at end of year	$ 34,000	-	4,023	38,023

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net income		$ 374,978
Adjustments to reconcile net income to net cash provided by for operating activities:		
Decrease in commission receivable	$ 28,952	
Decrease in accounts payable and accrued expenses	(79,844)	
Total adjustments		(50,892)
Net cash flows provided by operating activities		324,086
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions	(410,000)	
Net cash flows used for financing activities		(410,000)
Net decrease in cash		85,914
Cash at beginning of year		161,368
Cash at end of year		$ 75,454

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 5,011
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

LIGHTPATH CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

LightPath Capital, Inc. (the "Company") was organized in the State of California in June of 1993, under the name of Protective Brokerage Corporation. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). In January of 1997, the Company changed its name to Streamline Capital Corporation, and in April of 2014, the Company changed its name to LightPath Capital, Inc.

Under its membership agreement with FINRA, the Company conducts business as a securities broker-dealer that provides several classes of services, including merger and acquisition advisory services, the private placement of securities, and the introduction of institutional investors and investment managers. The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC. The Company does not receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers, and does not carry PAB accounts. .

Method of Accounting

The Company's financial statements have been prepared using the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Revenue Recognition

The Company receives commissions and fees which are recognized as earned.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements estimates.

Income Taxes

The Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax which is the greater of 1.5% of net income or $800.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 5,011	$ 5,011
Deferred	-	-	-
Total	$ -	$ 5,011	$ 5,011

(3) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 26, 2020. No transactions or events were found that were material enough to require recognition in the financial statements.

(4) PAYROLL PROTECTION PROGRAM FUNDNG

In June 2020, the Company received funding in the amount of $41.592 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), provides for loans to qualifying organizations for amounts up to 2.5 times the average monthly payroll expenses of the qualifying organization. The loans and accrued interest are forgivable provided the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, utilities, and certain other allowable expenses within a period of up to 24 weeks and maintains other designated thresholds.

(4) PAYROLL PROTECTION PROGRAM FUNDNG (continued)

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the later of a) 10 months following the borrower's covered period or b) when the SBA remits any amounts forgiven to the lender.

The Company intends to use the proceeds for purposes consistent with the PPP. The Company has elected to account for the PPP funding in accordance with FINRA recommendations.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2020, the net capital was $79,615 which exceeded the required minimum capital by $74,615. The aggregate indebtedness to net capital ratio was 0.33 to 1.

(6) COMMITMENTS & CONTINGENCIES

The Company leases office space at 1560 E. Southlake Blvd., Suite 100, Southlake, TX 76092, under a month to month agreement which commenced December 1, 2020 at the rate of $75 per month. The Company previously leased office space at the rate of $700 per month, which lease was terminated in November 2020. Total rent expense for the year was $7,936.

LIGHTPATH CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2020

Total equity from statement of financial condition	$	38,023
Allowable Credits:		
PPP Loan		41,592
Less non-allowable assets		0
Net capital	$	79,615

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3 % of aggregate indebtedness)	$	1,759
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	74,615

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	26,387
Ratio of aggregate indebtedness to net capital		0.33 to 1
Percentage of debt to debt-equity total computed in in accordance with Rule 15c3-1 (d)		N/A

LIGHTPATH CAPITAL, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2020

Net Capital as reported in unaudited Focus Report Part IIA	$79,615
Adjustment:	
Income Tax Payable	(5,011)
Net Capital as reported in audited financial statements	$74,604

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. The difference is not material. As such, the Company was in compliance with the minimum net capital requirement.

LIGHTPATH CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2020

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

LIGHTPATH CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2020

Not Applicable - The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3.

DylanFloyd Accounting & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Lightpath Capital Inc.

We have reviewed management's statements, included in the accompanying rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 in which (1) Lightpath Capital Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only). In addition the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and the related SEC Staff Frequently Asked Questions.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting
Newhall, California
February 26, 2021

LIGHTPATH CAPITAL, INC.

Exemption Report

December 31, 2020

LightPath Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. l 7a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) private placements (acting as placement agent only; structuring and pricing; EB-5 direct investment only); and (c) municipal advisor (introducing transaction only), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LightPath Capital, Inc.

I, Louie Ucciferri, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Louie Ucciferri
Chief Compliance Officer

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
Lightpath Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which were agreed to by Lightpath Capital Inc.(the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc. (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed at our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Albert Garcia, CPA
DylanFloyd Accounting & Consulting
Newhall, California
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46299 FINRA DEC
LIGHTPATH CAPITAL, INC.
1560 E. Southlake Blvd., Suite 100
Southlake, TX 76092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Louie Ucciferri 214-734-2957

2. A. General Assessment (item 2e from page 2) $9,180

B. Less payment made with SIPC-6 filed (exclude interest) (3,326)
07/27/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $5,854

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIGHTPATH CAPITAL, INC.
(Name of Corporation, Partnership or other organization)

Louie Ucciferri
(Authorized Signature)

Dated the 3rd day of February, 20 21.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,119,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$6,119,696
2e. General Assessment @ .0015	$9,180
	(to page 1, line 2.A.)